SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

WVS FINANCIAL CORP.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

929358 10 9

(CUSIP Number)

Margaret VonDerau

WVS Financial Corp.

9001 Perry Highway

Pittsburgh, Pennsylvania 15237

(412) 364-1911

(Name, Address, Telephone Number of Persons Authorized to Receive Notices and Communications)

June 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Page 1 of 6 Pages

CUSIP No. 929358 10 9	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Margaret VonDerau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 111,190
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 111,190
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 929358 10 9	13D	Page 3 of 6 Pages

Item 1. Security and Issuer

The securities as to which this Schedule 13D relates are shares of common stock, $.01 par value per share, of WVS Financial Corp. (the “Issuer”). The address of the Issuer’s principal executive office is 9001 Perry Highway, Pittsburgh, Pennsylvania 15237.

Item 2. Identity and Background

(a) Margaret VonDerau (“Reporting Person”).

(b) The Reporting Person’s business address is the Issuer’s principal executive office, 9001 Perry Highway, Pittsburgh, Pennsylvania 15237.

(c) The Reporting Person is a director and former executive officer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to acquire the shares of common stock subject to this Schedule 13D.

Item 4. Purpose of Transaction

The Reporting Person is presently a director of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer as a member of the Board of Directors. The Reporting Person believes that the shares of common stock are an attractive investment and acquired the shares of common stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person does not intend to obtain control of the Issuer.

CUSIP No. 929358 10 9	13D	Page 4 of 6 Pages

The Reporting Person has been informed that in order to acquire 10% or more of the Issuer’s shares of common stock certain governmental approvals may be required. The Reporting Person does not currently intend to acquire or offer to acquire 10% or more of the Issuer’s shares of common stock which would require him to apply for such approvals. However, any determination to purchase additional shares of common stock will depend upon a number of factors, including market prices, the Issuer’s prospects and alternative investments. Similarly, the Reporting Person may determine to sell all or a portion of her shares of common stock at any time.

The Reporting Person currently has no current plans or proposals (excluding action which may be taken or proposed to be taken by the Issuer’s board of directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 111,190 shares of common stock of the Issuer, which represents 5.3% of the shares of common stock. This percentage is based upon 2,070,085 shares of common stock outstanding as of June 30, 2009.

(b) The Reporting Person has sole voting and dispositive power with respect to 111,190 shares of common stock as follows: 1,500 shares which may be acquired upon the exercise of stock options which are currently exercisable or exercisable within 60 days hereof; 26,146 shares allocated to Mrs. VonDerau’s account in the Issuer’s Employee Stock Ownership Plan (“ESOP”); 34,061 shares held in Mrs. VonDerau’s account in the Issuer’s 401(k) Profit Sharing Plan; 49,382 shares held directly by Mrs. VonDerau; and 100 shares held in an estate trust that Mrs. VonDerau is a trustee. Mrs. VonDerau may direct the trustees of each of the ESOP and the Profit Sharing Plan as to the voting and disposition of the shares held in such

CUSIP No. 929358 10 9	13D	Page 5 of 6 Pages

plans. Mrs. VonDerau currently serves as one of three trustees of the ESOP, the Profit Sharing Plan, the Issuer’s management recognition plan and the Issuer’s deferred compensation plan and disclaims beneficial ownership of the shares held by the plans except for those shares allocated to her account.

(c) The Reporting Person had no transactions in the Issuer’s securities during the last 60 days. However, as a result of repurchases of common stock by the Issuer during the fiscal year ended June 30, 2009, the Reporting Person determined that she beneficially owned in excess of 5.0% of the outstanding common stock.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options and employee benefit plans. The Reporting Person is a director of the Issuer and has in the past and intends in the future to exercise her vote and to serve the Issuer as a director in an independent manner, and to vote her shares of common stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7. Material to be Filed as Exhibits

Not applicable.

CUSIP No. 929358 10 9	13D	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

/s/ Margaret VonDerau
Margaret VonDerau

Date: August 18, 2009